Provectus Pharmaceuticals, Inc.
7327 Oak Ridge Highway, Suite A
Knoxville, Tennessee 37931
Toll-free (866) 594-5999 - landline (extension 30)
Toll-free (866) 998-0005 - fax

June 28, 2011

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attn: Jim B. Rosenberg, Senior Assistant Chief Accountant

Re:           Provectus Pharmaceuticals, Inc.
 Form 10-K for the Fiscal Year Ended December 31, 2010
 Filed March 16, 2011
 File Number:  000-9410

Dear Mr. Rosenberg:

This letter is submitted by Provectus Pharmaceuticals, Inc. (the "Company") in response to the comments received from the Securities and Exchange Commission by letter dated June 15, 2011 to H. Craig Dees, Ph.D. Your comments are set forth below, followed by the Company's responses.

Notes to Consolidated Financial Statements
4. Equity Transactions, page F-11

1.
Please refer to comment one in your letter dated April 27, 2011.  Your response states that the preferred stock should be classified outside permanent stockholders' equity because it is redeemable upon the occurrence of an event that is not solely within the control of the issuer.  Please tell us whether the events which trigger the company's obligation to redeem the preferred stock for cash, i.e. "a merger or other corporate reorganization in which the Corporation's stockholders shall receive cash or securities of another corporation or entity . . . or any transaction in which all or substantially all of the assets of the Corporation are sold" are subject to Board approval pursuant to State law.  Refer to paragraphs 10 and 11 of ASC 480-10-s99-3A.

The Company's legal counsel has confirmed that Nevada state law requires the Company's board of directors to approve any of the events that might trigger the obligation to redeem the Company's preferred stock.  The Company has, therefore, concluded that the redemption of preferred stock is within the control of the Company and will reclassify the amount into permanent equity.  Management of the Company has determined that the Company's investors would find such reclassification immaterial.  Therefore, the Company proposes to reflect the reclassification of the preferred stock into permanent equity in future filings, rather than to amend any previous filings.

2.
We are still evaluating your response to comment one in your response letter dated May 23, 2011.  In the meantime, please confirm that, in your future period reports, you will revise the amount disclosed as the beneficial conversion feature.

The Company confirms that it will revise the amount disclosed as the beneficial conversion feature in its future filings.

*           *           *           *           *           *           *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the Registrant has been responsive to the Commission's comments. If there are additional questions or comments, please contact the undersigned.

Very truly yours,

PROVECTUS PHARMACEUTICALS, INC.

/s/ Peter R. Culpepper
Peter R. Culpepper
Chief Financial Officer and Chief Operating Officer